■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

October 10, 2011

Executive Summary

Domestic equity markets had another difficult month in September capping off a very weak third quarter. Reflecting a flight to quality, fixed income markets had a solid month with taxable bonds rising +0.7 percent and municipal bonds up +1.0 percent in September. Regarding the U.S. economy, the final estimate of second quarter 2011 real GDP growth was revised up to +1.3 percent from the previous estimate of +1.0 percent. Despite recent concerns over the health of the U.S. economic recovery, which played out in high levels of financial market volatility, we continue to believe that the economy will improve at a subpar pace. In taxable fixed income portfolios, we have made modest changes in portfolios to position them for a flattening yield curve. Our investment strategy in municipal portfolios remains focused on income, which is the primary source of return over longer periods of time. Sit Investment Associates' domestic equity portfolios are maintaining diversified, high-quality and growth-oriented common stocks with emphasis on the traditional growth sector of technology, along with the producer manufacturing and energy services sectors.

CURRENT CONDITIONS: SUBPAR RECOVERY AND ELEVATED VOLATILITY

Domestic equity markets had another difficult month in September capping off a very weak third quarter. The S&P 500 index declined -7.0 percent in September and -13.9 percent for the quarter, the latter being the seventh worst on record. The NASDAQ Index fared only slightly better, falling -6.4 percent and -12.9 percent, for the month and quarter, respectively. In this risk-averse environment, large capitalization issues outperformed small and medium capitalization stocks during September and on a year-to-date basis.

Total Returns to 09/30/11	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Large Cap				
S&P 500 Index	-7.0%	-13.9%	-8.7%	1.1%
Dow Jones Ind'l Avg.	-5.9	-11.5	-3.9	3.8
Russell 1000 Index	-7.5	-14.7	-9.2	0.9
Small/Medium Cap				
NASDAQ OTC Comp.*	-6.4	-12.9	-9.0	2.0
S&P MidCap Index	-10.6	-19.9	-13.0	-1.3
Russell 2000 Index	-11.2	-21.9	-17.0	-3.5
Fixed Income				
Barclays Capital Agg. Index	0.7	3.8	6.6	5.3
Barclays Capital Muni Bond Index.	1.0	3.8	8.4	3.9

*price only

Also reflecting the flight to quality trend, fixed income markets had a solid month with taxable bonds rising +0.7 percent and municipal bonds up +1.0 percent in September. The adjacent table displays major benchmark returns; additional detail is provided in Exhibit A.

In terms of growth and value sectors, large capitalization growth stocks outperformed their value counterparts in September and the third quarter. Small and medium capitalization growth stocks underperformed their value equivalents for the month and quarter. For longer time periods, however, growth stocks have outperformed value stocks across all market capitalizations. Exhibit B and the following table display the current cycle of growth stock outperformance.

Growth and Value Stock Total Returns to 09/30/11	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Large Cap				
Russell 1000 Growth	-7.4%	-13.1%	-7.2%	3.8%
Russell 1000 Value	-7.6	-16.2	-11.2	-1.9
Mid Cap				
Russell Midcap Growth	-10.0	-19.3	-11.6	0.8
Russell Midcap Value	-9.2	-18.5	-13.0	-2.4
Small Cap				

Russell 2000 Growth	-11.5	-22.2	-15.6	-1.1
Russell 2000 Value	-10.9	-21.5	-18.5	-6.0

The financial characteristics of stocks that outperformed in September continued trends that have been in place for most of this year. Specifically, stocks with lower earnings growth, lower beta, higher dividend yield, and larger market capitalizations performed best. Not coincidentally, these are the financial characteristics of high quality companies, which have been performing best over the last few quarters. The details of internal stock market dynamics, expressed by their financial characteristics, is shown in Exhibit C.

With respect to industry sector performance within the broad Russell 3000 Index, 8 out of 18 groups outperformed in September. This represented a broadening of stock market breadth as the groups that outperformed in September had a cumulative weight of 48.2 percent of the index compared with 6 outperforming groups that totaled 34.3 percent in August. Year to date, the sectors that have outperformed included: electronic technology, health technology, consumer non-durables, health services, and retail trade, as shown in Exhibit D. Several of these sectors ranked near the bottom of performance in calendar 2010.

Turning to international equity markets, expressed in dollar terms, the U.S. ranked 4th out of 33 countries for the year-to-date period (in contrast to 16th a year ago). The European sovereign debt crisis and fears of a more severe global economic slow down caused a flight to quality that also boosted the U.S. dollar. In addition to the U.S., the other countries that ranked in the top 5 included: New Zealand, Indonesia, Philippines, and Japan. By far the worst performer was Greece, down -48 percent. On a regional basis, Latin America significantly lagged the rest of the world, as shown in Exhibit E.

Regarding the U.S. economy, the final estimate of second quarter 2011 real GDP growth was revised up to +1.3 percent from the previous estimate of +1.0 percent. Although the final estimate matched the initial estimate, revisions to several of the major components made the final figure somewhat more positive. Specifically, consumer spending, albeit still on the weak side, was a much larger contributor in the final estimate, while net exports were adjusted downward, implying stronger domestic demand. The following table displays dollar changes in the major components of real GDP over the past four quarters. Exhibit F shows year-over-year changes in real GDP components and their deceleration since the third quarter of 2010.

DOLLARS (BIL) OF REAL GDP CHANGE

	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Final
Personal Con. Expenditures	$60.2	$81.3	$48.3	$16.0
Nonresid. Fixed Invs.	35.6	28.3	7.0	34.3
Residential Invs.	-27.1	2.0	-2.0	3.3
Inventory Change	27.7	-54.0	10.8	-10.0
Net Exports	-21.3	44.5	-10.2	8.0
Government	6.3	-18.2	-38.2	-5.7
Residual	-0.3	-7.4	-4.0	-2.0
Total	$81.1	$76.5	$11.8	$43.9
% Change in Real GDP (ann.)	2.5%	2.3%	0.4%	1.3%
% Change in Real				

Final Sales (ann.)	1.7%	4.2%	0.0%	1.6%
% Change in GDP Deflator (ann.)	1.3%	1.8%	2.7%	2.6%

Despite ongoing concerns surrounding the health of the U.S. economic recovery, which have added to the high levels of financial market volatility, we continue to believe that the economy will improve at a subpar pace. Key elements in this forecast are domestic consumer spending and jobs.

CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2009	Dec.	-1.7%	0.6%	3.0%	0.6%
2010	Mar.	2.6	3.1	4.2	1.7
	June	3.9	3.6	3.8	2.3
	Sept.	4.9	4.5	4.2	2.7
	Dec.	5.1	4.6	4.2	2.8
2011	Mar.	5.9	4.5	4.7	2.6
	June	5.3	3.9	4.7	2.0
	July	5.0	3.7	5.1	2.2
	Aug.	4.5	3.2	4.7	1.8

August U.S. real consumer spending was unchanged after increasing +0.3 percent in July. Given the data for July and August, our sensitivity analysis implies that third quarter real consumer spending growth will likely be in a range between +1.0 percent and +1.5 percent, as the following table displays. This would represent an improvement from the second quarter pace of +0.7 percent, but would still be rather weak growth.

Within the components of real personal consumption expenditures (PCE), both durable goods and services were slightly positive, each increasing +0.1 percent in August. However, nondurable goods was a significant detractor from the overall result, declining -0.4 percent, the second monthly decline in a row, an unusual occurrence and, therefore, likely to reverse.

U.S. REAL PERSONAL CONSUMPTION
EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Dec. Proj.	9418.20	0.0%	9493.77	2.1%
Nov. Proj.	9418.20		9474.82	
Oct. Proj.	9418.20		9455.91	
Sept. Proj.	9418.20	1.1%	9437.04	1.4%
August 2011	9418.20		9418.20	
July 2011	9421.20		9421.20	
June 2011	9388.40	0.7%	9388.40	0.7%
May 2011	9395.70		9395.70	
April 2011	9394.20		9394.20	
March 2011	9399.50	2.1%	9399.50	2.1%
February 2011	9382.10		9382.10	
January 2011	9348.60		9348.60	
December 2010	9345.30	3.6%	9345.30	3.6%
November 2010	9334.40		9334.40	
October 2010	9305.50		9305.50	
September 2010	9270.10	2.6%	9270.10	2.6%

Also, on the positive side, the September nonfarm payrolls report, released on October 7th, showed that 103,000 jobs were created, compared to an expected gain of 60,000. Additionally, both July and August payrolls were revised up by a combined 99,000 jobs. For the third quarter, 287,000 jobs were created, essentially matching the 290,000 figure in the second quarter. Private payrolls increased by 137,000 jobs in September. However, after adjusting for the returning Verizon workers who were on strike earlier, private payrolls grew by 92,000 jobs.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.4 percent in August, following on the heels of a +0.5 percent rise in July. Year over year, the CPI has accelerated from 1.1 percent in September 2010 to +3.8 percent in the latest month. The rise in August inflation was largely driven by a +0.5 percent increase in food, a +1.9 percent rise in gasoline, and a +1.1 percent increase in apparel. Core CPI, which excludes the volatile food and energy components, increased +0.2 percent in August and +0.3 percent in July. Much of the increase in the headline figure is the result of more transitory items, as Federal Reserve Chairman Ben Bernanke has stated. However, the rise in core CPI is somewhat more concerning. Much of the pressure on core CPI can be traced to a recovery in the real estate markets in the areas of the country that were hardest hit by the real estate bubble, namely the West and the Southwest. These areas have recovered to more normalized levels from their previously depressed state. Longer-term inflation trends are shown in the following table and in Exhibit G.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +3.0 percent in September, but still declined -5.1 percent on a year-over-year basis as shown in Exhibit H. The dollar rose in September partly as U.S. financial markets benefited from a flight to quality. While this trend may continue over the near term, given the longer-term fiscal challenges the U.S. faces with regard to its trade and budget deficits, we do not expect the rally in the dollar to be sustained over the longer term.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
December 2009	0.0%	0.2%	2.7%	1.8%
March 2010	3.1	1.5	2.3	1.1
June 2010	0.6	1.9	1.1	0.9
September 2010	0.9	0.7	1.1	0.8
December 2010	1.4	1.1	1.5	0.8
January 2011	2.8	2.0	1.6	1.0
February 2011	4.6	2.7	2.1	1.1
March 2011	7.8	4.6	2.7	1.2
April 2011	8.5	5.7	3.2	1.3
May 2011	8.4	6.5	3.6	1.5
June 2011	4.0	6.0	3.6	1.6
July 2011	1.8	5.2	3.6	1.8
August 2011	1.0	4.7	3.8	2.0

In summary, despite the increased volatility in financial markets, we expect the subpar economic recovery to remain on track. The economy will continue to face headwinds, both internal and external, including the European sovereign debt crisis and constrained domestic consumer demand. As a result of these

issues, we have adjusted down our quarterly estimates for real U.S. GDP growth. These estimates, combined with the most recent government revision of second quarter growth, result in annual real GDP growth of +1.7 percent for 2011. All of the details of our key economic and financial market assumptions are shown in Exhibit I.

MONETARY POLICY AND FIXED INCOME STRATEGY: LOW YIELDS AND OPERATION TWIST

Last quarter, U.S. Treasury yields declined sharply to record lows for some maturities. As of quarter end, 2-year U.S. Treasury notes yielded less than 0.25 percent. 5-year, 10-year, and 30-year maturity bonds ended the quarter with yields slightly below 1 percent, 2 percent, and 3 percent respectively. That is a decline of -81 basis points for the 5-year, -124 basis points for the 10-year, and -146 basis points for the 30-year during the third quarter.

The Barclays Capital Aggregate Bond Index produced a positive total return during the quarter of +3.8 percent. The U.S. Treasury sector was the best-performing group, benefitting from the overall flight to quality trend. The corporate sector was the second best performer, despite the fact that concern over bank funding in Europe resulted in financial institution bonds producing a negative return for the quarter. The asset-backed and mortgage-backed securities sectors lagged modestly, primarily due to their shorter durations.

The debt ceiling debate and ultimate failure to achieve a solution to stabilize the deficit led to the historic downgrade of the U.S. debt rating from AAA to AA+ by Standard & Poor's. The downgrade manifested a deep pessimism and loss of confidence by domestic business leaders and consumers alike. There was also the ongoing saga of Greece and Europe's sovereign debt problem. The quarter ended with the Federal Reserve's announcement of its intention to execute "Operation Twist," whereby the Fed will sell shorter-maturity U.S. Treasuries and buy 10- to 30-year Treasuries in an attempt to reduce longer-maturity Treasury yields and mortgage rates. Unfortunately, we believe that the inability of both Congress and the President to successfully achieve any of their current policy agenda could well cause the current pessimistic outlook to eventually become economically self-fulfilling.

TOTAL RETURNS TO 09/30/11

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	0.7%	3.8%	6.7%	5.3%
Treasury	1.8	6.5	8.8	6.0
Agency	0.2	2.4	4.4	3.2
Corporate	0.3	2.9	6.1	4.4
CMBS	0.0	-0.9	2.8	3.8
Asset-Backed	0.3	2.4	4.9	3.3
Mortgage Pass-Through	0.2	2.4	5.4	5.7
5-Year Treasury	0.1	4.6	8.0	5.1

As a result of Operation Twist, we expect to opportunistically purchase longer-maturity Treasuries where appropriate for portfolios. Other strategies include adding to AAA-rated securities, which are benefitting from the government debt downgrade as investors seek to maintain high average portfolio

quality. For clients that allow Yankee bonds, we have invested in high-quality U.S. dollar-denominated Canadian government and corporate bonds. We have also made modest changes to some portfolios to better position them for a flattening yield curve. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit J.

TOTAL RETURNS TO 09/30/11

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	1.0%	3.8%	8.4%	3.9%
5-Year Municipal	-0.2	2.0	5.4	3.8
Long (22+ years)	2.7	6.4	12.6	4.3
Revenue	1.3	4.2	8.9	3.9
Electric	0.8	3.6	8.0	3.7
Hospital	1.9	4.8	9.8	4.3
Housing	1.0	3.1	7.6	4.3
IDR/PCR	1.3	2.0	7.7	1.8
Transportation	1.3	4.4	9.3	4.0
Education	1.2	4.5	9.4	4.1
Water/Sewer	1.1	4.2	9.0	4.3
Resource Recovery	1.1	3.5	7.5	4.3
Leasing	1.3	4.3	8.5	4.2
Special Tax	1.4	4.4	8.9	3.9
General Obligation	0.7	3.5	8.4	4.1
Prerefunded	0.2	1.4	3.5	2.4
Insured	1.0	4.2	8.8	3.6
Muni AAA	0.6	3.1	6.7	3.9
Muni AA	0.9	3.7	8.1	3.8
Muni A	1.3	4.4	9.9	4.5
Muni Baa	2.1	4.1	8.9	3.0

Tax-exempt yields also fell during the third quarter, although their decline was slightly less than half that experienced by comparable maturity Treasury securities. As with Treasuries, the tax-exempt yield curve flattened as shorter maturity yields had little room to decline further. The Bond Buyer 40-Bond Index yield decreased -29 basis points during the quarter to 4.92 percent, which compared to a beginning-of-the-year yield of 5.51 percent. More significantly, tax-exempt yields have now returned to levels not seen since October 2010, after which heavy supply, combined with a massive withdrawal of funds from the municipal sector due to increased credit concerns, contributed to a sharp rise in yields. The September quarter end yield level of 4.92 percent compares to a 12-month high of 5.95 percent, reached on January 18, 2011, when municipal fund flows were most negative, and an historical low of 4.51 percent in December 2006.

Falling yields accompanied by low supply, and stable demand, helped tax-exempts post further price gains during the third quarter, following upon a very strong second quarter. Municipal issuance volume remains down considerably from one year ago and continues to be at its lowest year-to-date level in more than ten years. In addition, municipal fund flows, which turned positive in June, remained slightly positive during the third quarter. Longer duration tax-exempts outperformed shorter duration bonds in this environment. Among quality sectors, A-rated tax-exempts performed best during the quarter, followed by Baa-rated bonds, and then AA-rated bonds, as credit spreads narrowed. Among revenue bond sectors, generally longer duration sectors, such as hospitals, education and transportation, saw the best performance. Industrial revenue bonds underperformed other revenue bond sectors as Moody's downgraded several longer duration tobacco settlement revenue bonds to below investment grade. The resulting sales from investment managers needing to adjust holdings to comply with the change in ratings, while having little impact on the downside

in price, limited the benefit to those issues from narrowing credit spreads. Other revenue bond sectors that lagged included the shorter duration resource recovery sector and the housing sector. The latter typically exhibits lower price volatility due to prepayment calls and amortization. These patterns of sector outperformance and underperformance have generally carried through since the beginning of 2011. Including the difficult fourth quarter of 2010, longer-intermediate maturities were the best performing part of the tax-exempt yield curve, while A-rated bonds remained the strongest performing quality sector.

As the tax-exempt yield curve remains historically steep, we continue to believe that a longer-than-benchmark duration will be rewarded in portfolios. In addition, following the implementation of "Operation Twist," relative yield comparisons of AAA-rated general obligation bonds to Treasuries, at approximately 120 percent or higher across the yield curve, appear very attractively valued. Credit spreads remain attractive, as A-rated tax-exempt revenue bonds currently offer more than +100 basis points additional yield over AAA-rated general obligation bonds for maturities 7 years and beyond. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. Higher issuance volume could provide attractive buying opportunities during the fourth quarter of 2011.

Diversification remains a key tenet in our strategy to help manage credit risk, particularly as state and local issuers continue to adjust to fiscal challenges. Local tax collections, while showing signs of improvement recently, may present challenges as economic growth moderates further. Bond insurers remain under scrutiny as the ratings agencies continue to fine tune their ratings criteria. Assured Guaranty, which is rated Aa3/AA+ and has a negative outlook by both Moody's and Standard & Poor's, is the only bond insurer still active in the new issue market, participating in less than ten percent of new issuance volume. A rating affirmation or action on Assured Guaranty by S&P is expected November 20, 2011 that could impact the viability of the bond insurer industry.

On the legislative front, we believe that proposals to tax individuals on what is currently tax-exempt municipal income will gain little traction, particularly as such proposals could significantly increase borrowing costs to municipalities. We also believe that retroactive taxation on municipals is unlikely. The more likely concern, albeit still one with a low probability, would be limited future access to tax-exempt financing, which would thereby create a shortage of tax-exempt bonds and a resultant increase in their value.

FISCAL POLICY: MARGINAL IMPROVEMENT

The August budget deficit, reported by the U.S. Treasury, was $134.2 billion. For the fiscal year-to-date period receipts are up +7.6 percent, while outlays increased +3.8 percent. The budget deficit through the first 11 months of the fiscal year stands at slightly over $1.2 trillion. This represents a roughly $25 billion improvement over the same period last fiscal year, as shown in Exhibit K.

The recent trend of stronger receipts appears likely to continue and should result in a slightly lower deficit than the Congressional Budget Office (CBO) and the Office of Management and Budget (OMB) had previously projected. These projections, along with those of several private forecasters, are all

in the neighborhood of $1.5 trillion. It appears likely that the actual deficit will be closer to $1.3 trillion.

Interestingly, OMB is forecasting the fiscal 2012 budget deficit to drop below $1 trillion. However, this does not include President Obama's most recent stimulus proposal, which includes a combination of $447 billion of tax cuts and additional spending. If this proposal becomes law, there will be a significant impact on the 2012 budget deficit.

After playing a game of chicken that unsettled investors, in early August Congress finally passed legislation to increase the debt ceiling. However, the first of those increased levels was reached in September and Congress again had to act to prevent a government shutdown, admittedly, with less drama this time. Unfortunately, this issue is likely to continue to weigh on financial markets, given current projections, and Congress will need to act again before the end of November to avert another government shutdown.

EQUITY INVESTMENT STRATEGY: VOLATILE MARKETS

Following solid returns in the first half of the year, third quarter 2011 equity performance was the seventh worst on record, as each month of the quarter experienced negative returns. The S&P 500 index declined -13.9 percent in the third quarter. The early days of the fourth quarter are off to a better start and we believe there are reasons to be cautiously optimistic about the outlook for domestic equities.

To begin, valuations remain quite attractive. As shown in Exhibit L, the 12-month forward price-earnings multiple for the S&P 500 currently stands at 11.6 times, a discount to the long-term average of approximately 15 times. From a historical perspective, the only other period that experienced these levels was during the high inflation period of the 1970s and early 1980s. Even if one's outlook for inflation is more bearish, it seems unlikely that inflation will return to the elevated levels of that period.

Moreover, the earnings-yield spread, as measured by the difference in the S&P 500 earnings yield and the 10-year U.S. Treasury yield, has widened further to near-record levels exceeding 6 percent, as shown in Exhibit M. Given the Federal Reserve's recent announcement and implementation of Operation Twist, to lower interest rates, this spread is likely to remain wide for some time.

Encouragingly, companies continue to maintain very sound balance sheets with high levels of cash and near-record profitability. While earnings revisions have been adjusting downward in recent months, we believe that most of this change is already reflected in prices as a result of the recent market correction.

On a technical basis, using 6-month price momentum as the measure, domestic equity markets have retreated to an oversold position. As shown in Exhibit N, equities of every capitalization size have reached this position, from which recoveries typically begin.

Sit Investment Associates is maintaining diversified, high-quality growth-oriented portfolios. Our focus remains on companies with

sales growth, operating margin leverage, free cash flow, healthy balance sheets, proactive management teams and attractive valuations. Companies that meet these criteria typically achieve solid, predictable earnings growth. Domestic equity portfolios continue to emphasize the traditional growth sector of technology, along with the producer manufacturing and energy services sectors. As shown in Exhibit O, these holdings are estimated to achieve strong earnings growth and offer similar or more attractive valuations than benchmarks.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	09/30/11	08/31/11	06/30/11	12/31/10	09/30/10	One Month	Three Months	Nine Months	Twelve Months
Dow Jones Industrials	10913.38	11613.53	12414.34	11577.51	10788.05	-6.0%	-12.1%	-5.7%	+1.2%
S&P 500	1131.42	1218.89	1320.64	1257.64	1141.20	-7.2	-14.3	-10.0	-0.9
NASDAQ OTC Composite	2415.40	2579.46	2773.52	2652.87	2368.62	-6.4	-12.9	-9.0	+2.0
Fixed Income									
U.S. Treasury									
2-Year Notes	0.24	0.20	0.46	0.59	0.42	+4 b.p.	-22 b.p.	-35 b.p.	-18 b.p.
5-Year Notes	0.95	0.96	1.76	2.01	1.26	-1	-81	-106	-31
10-Year Notes	1.92	2.22	3.16	3.29	2.51	-30	-124	-137	-59
30-Year Bonds	2.91	3.60	4.37	4.33	3.69	-69	-146	-142	-78
AA Industrial									
Intermediate Maturity	2.97	3.17	4.01	3.94	3.21	-20	-104	-97	-24
Long Maturity	4.19	4.73	5.41	5.18	4.69	-54	-122	-99	-50
Mortgages									
Current Coupon GNMA (3.96%)	2.71	3.11	3.83	3.98	3.37	-40	-112	-127	-66
Municipals									
Bond Buyer 40-Bond Index	4.92	5.08	5.21	5.51	4.87	-16	-29	-59	+5
Short Term									
Fed Funds	0.08	0.09	0.08	0.18	0.19	-1	--	-10	-11
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.02	0.02	0.03	0.12	0.16	--	-1	-10	-14

* Primary Credit Discount Rate; effective 1/9/03.

E-09/11 033111
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Year-Over Year Relative Performance of Growth Versus Value Stocks Shows Growth maintaining positive Momentum


Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through September 30, 2011
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/11

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2008 to December 31, 2009			December 31, 2009 to December 31, 2010			December 31, 2010 to September 30, 2011			August 31, 2011 to September 30, 2011		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	52.8	54.6	32.7	20.5	28.9	33.8	-8.0	-13.3	-17.7	-7.7	-10.1	-11.3
Quintile 2	40.1	39.8	34.7	10.3	26.8	27.4	-9.2	-10.3	-15.3	-7.5	-9.6	-11.3
Quintile 3	27.3	38.8	31.5	17.4	20.6	29.0	-13.8	-11.0	-13.9	-8.5	-9.1	-11.1
Quintile 4	10.2	35.4	23.7	13.0	24.1	24.0	-8.2	-14.8	-19.9	-6.6	-9.7	-10.7
Quintile 5 (Lowest)	21.3	33.1	12.4	13.4	24.2	21.9	-1.5	-8.5	-14.6	-3.2	-7.7	-9.4
BETA SECTORS												
Quintile 1 (Highest)	51.7	77.0	68.8	26.9	36.8	39.3	-25.5	-29.6	-31.6	-14.4	-16.6	-17.7
Quintile 2	35.9	53.6	34.0	17.8	30.6	30.9	-11.0	-16.4	-20.9	-8.3	-11.5	-12.8
Quintile 3	37.2	43.4	30.6	16.4	21.6	22.5	-7.5	-9.2	-13.4	-5.6	-8.1	-9.5
Quintile 4	25.4	35.4	17.9	8.8	23.1	23.2	1.0	-4.9	-10.3	-3.9	-6.9	-9.2
Quintile 5 (Lowest)	9.8	17.2	10.9	4.3	15.4	17.3	2.6	0.9	-7.0	-2.4	-5.0	-6.9
MARKET CAP												
Quintile 1 (Highest)	6.4	25.5	6.8	6.3	20.8	20.6	-2.2	-14.0	-11.8	-2.6	-9.6	-11.3
Quintile 2	30.1	31.0	18.3	12.6	24.8	23.6	-9.3	-9.0	-12.4	-7.1	-7.5	-10.2
Quintile 3	19.5	40.3	29.7	14.9	29.0	30.2	-12.6	-10.0	-17.8	-8.5	-9.0	-11.6
Quintile 4	34.0	36.7	37.0	16.7	23.9	30.3	-8.0	-13.5	-20.2	-7.5	-10.8	-11.2
Quintile 5 (Lowest)	46.2	70.9	45.4	25.5	28.8	29.8	-11.3	-15.2	-22.4	-9.5	-11.4	-11.8
P/E SECTORS												
Quintile 1 (Highest)	40.5	38.5	20.5	14.5	28.7	26.7	-9.5	-9.4	-13.8	-7.3	-10.1	-9.9
Quintile 2	7.7	27.6	10.4	15.8	25.7	26.3	-4.9	-13.4	-16.6	-4.6	-8.4	-9.7
Quintile 3	19.1	30.4	20.8	15.2	23.9	26.5	-4.8	-6.9	-13.9	-7.0	-6.6	-10.5
Quintile 4	30.6	39.5	34.0	12.4	28.9	33.1	-7.9	-14.6	-16.6	-6.5	-11.4	-12.5
Quintile 5 (Lowest)	36.0	68.1	57.0	16.7	20.1	22.9	-15.7	-17.2	-23.8	-9.6	-11.6	-13.6
No Earnings	12.2	23.5	1.4	0.2	62.4	12.1	-19.8	-15.4	-18.3	-19.8	-13.6	-10.7
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	13.6	28.1	22.5	17.2	19.8	27.2	5.2	-0.9	-12.0	-2.6	-5.7	-8.6
Quintile 2	23.7	23.4	7.9	15.4	21.8	20.1	-3.8	-8.5	-10.9	-5.5	-8.7	-7.7
Quintile 3	16.1	34.7	6.1	15.9	26.1	21.8	-9.7	-16.2	-14.1	-7.2	-9.5	-9.1
Quintile 4	19.0	25.5	15.9	13.2	31.3	23.1	-10.8	-9.8	-10.4	-8.0	-8.2	-10.0
Quintile 5 (Lowest)	34.0	40.5	11.4	8.9	28.1	26.5	-22.8	-19.0	-18.5	-12.8	-14.8	-13.0
No Dividend	56.9	56.4	39.3	17.9	25.4	28.8	-8.2	-15.0	-19.9	-6.2	-10.2	-12.4
UNIVERSE	26.6	40.5	27.1	15.0	25.5	26.8	-8.6	-12.3	-17.0	-7.0	-9.6	-11.2

Source: FactSet Research Systems, September 30, 2011

G:\Support\Exhibits\E-09/11

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

CHANGES IN GROUP LEADERSHIP
RUSSELL 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2009 Return	Year 2009 Rank	Year 2010 Return	Year 2010 Rank	Year 2011 Return	Year 2011 Rank	September 2011 Return	September 2011 Rank
NON-ENERGY MINERALS	1.5	49.0 *	4	26.2 *	5	-31.1	18	-21.0	17
PRODUCER MANUFACTURING	8.0	25.0	11	29.6 *	4	-17.2	13	-10.4	12
ELECTRONIC TECHNOLOGY	10.7	65.9 *	1	15.8	13	-6.9 *	8	-3.6 *	5
CONSUMER DURABLES	1.7	50.0 *	3	30.2 *	2	-24.3	17	-12.6	15
ENERGY MINERALS	9.3	10.5	18	19.0 *	10	-10.3	10	-11.1	14
PROCESS INDUSTRIES	3.4	46.4 *	5	23.2 *	7	-15.9	11	-14.7	16
HEALTH TECHNOLOGY	**8.8**	**17.1**	**14**	**4.2**	**18**	**1.2 ***	**3**	**-4.0 ***	**6**
CONSUMER NON-DURABLES	**7.6**	**20.7**	**13**	**17.8 ***	**11**	**5.8 ***	**2**	**-3.3 ***	**3**
INDUSTRIAL SERVICES	3.0	45.8 *	6	30.6 *	1	-22.7	15	-21.1	18
COMMERCIAL SERVICES	1.6	29.0 *	10	16.3	12	-17.7	14	-9.5	10
TECHNOLOGY SERVICES	6.4	57.5 *	2	10.3	16	-10.0	9	-5.1 *	7
HEALTH SERVICES	**2.6**	**35.9 ***	**8**	**12.4**	**15**	**0.2 ***	**4**	**-7.2 ***	**8**
CONSUMER SERVICES	5.8	37.7 *	7	23.9 *	6	-3.1 *	6	-8.2	9
RETAIL TRADE	**5.6**	**33.2 ***	**9**	**20.6 ***	**8**	**-1.9 ***	**5**	**-3.5 ***	**4**
TRANSPORTATION	1.9	21.0	12	30.0 *	3	-17.1	12	-9.6	11
UTILITIES	**3.7**	**13.8**	**17**	**8.0**	**17**	**9.6 ***	**1**	**-0.7 ***	**1**
FINANCE	15.4	14.2	15	13.4	14	-23.1	16	-11.1	13
COMMUNICATIONS	2.8	14.2	16	19.5 *	9	-4.5 *	7	-2.7 *	2
UNIVERSE (RUSSELL 3000)	100.0	28.2		16.9		-9.9		-7.8	
Groups Outperforming (cap weighted) to Total Groups		10/18		11/18		8/18		8/18	

* Group Outperformed

SOURCE: FACTSET RESEARCH SYSTEMS

G:\Support\Exhibits\E-09/11

Exhibit E

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 4th Out of 33 World Equity Markets
Year-to-Date Through September 30, 2011

Country	DJ Global, Indexes, US$ on 9/30/11	Change from 12/31/10 points	Change from 12/31/10 percent	9/30/11 Country Rank
PERFORMANCE IN U.S. DOLLARS				
Australia	346.29	-90.59	-20.74%	16
Austria	187.67	-89.76	-32.35%	31
Belgium	289.59	-47.38	-14.06%	11
Brazil	1328.46	-563.13	-29.77%	29
Canada	430.49	-96.11	-18.25%	14
Chile	539.17	-232.01	-30.09%	30
Denmark	427.41	-128.62	-23.13%	24
Finland	629.58	-306.42	-32.74%	32
France	213.14	-55.81	-20.75%	17
Germany	217.92	-64.75	-22.91%	23
Greece	43.00	-40.32	-48.39%	33
Hong Kong	351.32	-128.24	-26.74%	28
Indonesia	205.36	-5.02	-2.39%	2
Ireland	166.78	-23.08	-12.16%	7
Italy	99.83	-35.32	-26.13%	27
Japan	81.86	-9.90	-10.78%	5
Malaysia	221.27	-32.72	-12.88%	8
Mexico	489.62	-137.17	-21.88%	20
Netherlands	221.38	-58.42	-20.88%	18
New Zealand	182.30	0.42	0.23%	1
Norway	300.62	-88.08	-22.66%	22
Philippines	245.40	-13.95	-5.38%	3
Portugal	138.26	-38.62	-21.83%	19
Singapore	265.79	-61.84	-18.88%	15
South Africa	326.01	-93.63	-22.31%	21
South Korea	244.72	-49.83	-16.92%	13
Spain	243.32	-38.89	-13.78%	10
Sweden	410.92	-133.72	-24.55%	26
Switzerland	505.06	-67.82	-11.84%	6
Taiwan	144.78	-44.64	-23.57%	25
Thailand	129.73	-22.42	-14.73%	12
United Kingdom	183.37	-28.32	-13.38%	9
United States	282.49	-34.07	-10.76%	4 ←
COMPOSITE INDICES				
Latin America	632.53	-250.43	-28.36%	
Western Europe	221.76	-48.48	-17.94%	
Asia/Pacific	117.89	-24.64	-17.29%	
World (ex U.S.)	180.34	-41.13	-18.57%	

Source: FactSet Research Systems, September 30, 2011

G:\Support\Exhibits\E-09/11

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

YEAR - OVER - YEAR CHANGES IN REAL GDP COMPONENTS[1]

	2Q09 Rev.	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Adv.	2Q11 Prelim.	2Q11 Final
Personal Consumption Expend.	-3.1%	-1.6%	-0.2%	0.9%	2.1%	2.2%	3.0%	2.8%	2.1%	2.2%	2.2%
Non-Residential Fixed Invest.	-20.4	-19.0	-14.4	-4.5	4.0	7.7	11.1	10.0	7.0	7.9	8.0
Residential Investment	-27.8	-20.5	-12.9	-6.8	4.2	-7.8	-6.3	-2.9	-6.9	-7.0	-6.9
Inventory Change (2)	--	--	++	++	++	++	++	++	--	--	--
Net Exports (3)	31.8	24.1	27.4	6.8	-31.8	-30.2	-19.4	-12.6	7.2	3.7	3.7
Exports	-14.4	-10.8	-0.1	10.7	13.5	12.5	8.8	8.9	7.9	7.2	7.3
Imports	-18.3	-13.7	-6.5	6.9	16.9	15.9	10.7	9.6	4.7	4.9	4.7
Government Spending	2.5	1.7	1.1	1.2	0.7	0.6	0.1	-1.1	-2.2	-2.2	-2.2
Total Real GDP	-5.0%	-3.7%	-0.5%	2.2%	3.3%	3.5%	3.1%	2.2%	1.6%	1.5%	1.6% ←
Memo											
Total GDP Less Housing and Autos	-3.9	-3.3	-0.3	2.5	3.3	4.1	3.2	2.0	1.7	1.7	1.7 ←
Pers. Cons. Exp. Plus Res. Invs.	-4.3	-2.4	-0.7	0.6	2.2	1.8	2.6	2.6	1.8	1.8	1.9
After-tax Corporate Profits	-9.0	7.0	115.9	41.5	33.4	13.7	-3.7	2.8	N/A	0.0	0.3

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, SEPTEMBER 29, 2011

Exhibit G

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +3.8%
Core: +2.0%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +6.5%
Core: +2.5%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11

Source: Bureau of Labor Statistics and Bloomberg, September 14 & 15, 2011

Exhibit H

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2008			2009			2010			2011		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.15	-11.3%	-11.2%	81.37	11.2%	31.9%	73.86	-9.2%	-7.1%	72.93	-1.3%	-9.8%
February	72.68	-11.5	-12.4	83.51	14.9	27.1	75.54	-9.5	0.4	72.00	-4.7	-10.1
March	70.35	-13.5	-14.4	84.04	19.4	23.6	75.23	-10.5	3.1	70.81	-5.9	-10.8
April	70.44	-11.9	-9.6	82.49	17.1	4.6	75.41	-8.6	7.1	69.59	-7.7	-7.4
May	70.75	-10.8	-4.3	79.11	11.8	-9.3	78.50	-0.8	17.4	69.66	-11.3	-8.5
June	71.38	-9.7	-6.4	77.18	8.1	-9.0	79.06	2.4	16.3	69.58	-12.0	-11.1
July	70.86	-8.7	-6.2	76.62	8.1	-11.3	76.77	0.2	8.0	69.12	-10.0	-10.2
August	74.08	-4.6	3.9	75.37	1.7	-18.5	75.95	0.8	1.1	69.07	-9.1	-8.0
September	75.60	-0.6	15.5	74.10	-2.0	-22.2	74.99	1.2	-0.6	71.17	-5.1	1.0
October	80.65	8.9	31.1	72.87	-9.6	-22.0	72.30	-0.8	-8.1			
November	83.05	14.8	37.8	72.44	-12.8	-16.1	72.83	0.5	-13.9			
December	80.90	9.6	28.5	73.32	-9.4	-9.7	73.79	0.6	-12.9			
Average	74.49	-4.5		77.70	4.3		75.35	-3.0		70.44	-6.5	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro Area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (8/15/11): Euro Area: 36.5% Canada: 29.6% Japan: 17.4% U.K.: 7.9% Switzerland: 3.8% Australia: 2.9% Sweden: 1.9%

Currency Appreciation (Y-T-D through 9/30/11): Euro Area: 1.4% Canada: -3.7% Japan: 6.0% U.K.: 1.5% Switzerland: 3.5% Australia: -3.7% Sweden: -0.9%

Source: Federal Reserve Board

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2010				2011				2012E			
	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.9	3.8	2.5	2.3	0.4	1.3	2.0	2.0	1.5	2.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	132.4	45.7	32.2	36.2	22.7	13.0	21.1	6.3	5.0	6.0	7.0	7.0
Consumer Price Index (Year-over-Year)	2.4	1.8	1.2	1.3	2.1	3.4	3.8	4.1	3.4	2.3	2.5	2.5
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	9.7	9.7	9.6	9.6	8.9	9.1	9.1	9.1	9.0	8.8	8.6	8.4
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.5	3.5
13-week Treasury Bills-Disc.	0.1	0.1	0.2	0.1	0.1	0.0	0.0	0.3	0.5	0.8	1.2	1.7
10-year Treasury Bonds-Yield	3.7	3.5	2.8	2.9	3.4	3.2	2.4	2.8	3.2	3.6	4.0	4.5

SOURCE: SIT INVESTMENT ASSOCIATES, INC., OCTOBER 10, 2011

G:\Support\Exhibits\E-09/11

Exhibit J

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From September 30, 2011

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-2.4%	2.50%	-4.1%	5.00%	-2.8%
Present YTM 0.24%	Most Likely	0.50	-0.4	1.50	-2.2	4.00	-2.2
	Optimistic	0.13	0.3	0.50	-0.3	3.00	-1.6
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.50	-6.8	3.50	-10.7	5.50	-5.9
Present YTM 0.95%	Most Likely	1.50	-2.2	2.50	-6.3	4.50	-4.5
	Optimistic	0.50	2.7	1.50	-1.7	3.50	-3.0
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.50	-12.3	4.50	-18.7	6.00	-8.9
Present YTM 1.92%	Most Likely	2.50	-4.1	3.50	-11.3	5.25	-7.1
	Optimistic	1.50	4.8	2.50	-3.2	4.00	-3.8
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.75	-27.8	5.50	-34.9	6.50	-14.8
Present YTM 2.91%	Most Likely	3.75	-13.6	4.50	-23.1	5.50	-10.7
	Optimistic	2.50	10.1	3.50	-8.0	4.50	-6.0

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/11

Exhibit K

■ Sit Investment Associates ■

2011 Federal Budget Deficit Trends Compared to 2010

	Receipts			Outlays			Surplus/Deficit		
	FY2010	FY2011	Difference	FY2010	FY2011	Difference	FY2010	FY2011	Difference
October	$135.3	$146.0	$10.7	$311.7	$286.4	($25.3)	($176.4)	($140.4)	$35.9
November	$133.6	$149.0	$15.4	$253.9	$299.4	$45.5	($120.3)	($150.4)	($30.1)
December	$218.9	$236.9	$18.0	$310.3	$315.0	$4.7	($91.4)	($78.1)	$13.3
January	$205.2	$226.6	$21.3	$247.9	$276.3	$28.5	($42.6)	($49.8)	($7.2)
February	$107.5	$110.7	$3.1	$328.4	$333.2	$4.7	($220.9)	($222.5)	($1.6)
March	$153.4	$150.9	($2.5)	$218.7	$339.0	$120.3	($65.4)	($188.2)	($122.8)
April	$245.3	$289.5	$44.3	$328.0	$329.9	$2.0	($82.7)	($40.4)	$42.3
May	$146.8	$174.9	$28.1	$282.7	$232.6	($50.1)	($135.9)	($57.6)	$78.3
June	$251.0	$249.7	($1.4)	$319.5	$292.7	($26.7)	($68.4)	($43.1)	$25.3
July	$155.5	$159.1	$3.5	$320.6	$288.4	($32.1)	($165.0)	($129.4)	$35.7
August	$164.0	$169.3	$5.3	$254.5	$303.4	$48.9	($90.5)	($134.2)	($43.6)
September	$245.2			$279.8			($34.6)		
FY To Date (11 Months)	$1,916.5	$2,062.3	$145.8	$3,176.1	$3,296.4	$120.3	($1,259.6)	($1,234.1)	$25.5

Source: Treasury Bulletin and ISI Group, September 13, 2011

Exhibit L

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples

Data through September 30, 2011


P/E
Standard Deviation
Average P/E
Current Valuation
Consumer Price Index
Standard Deviation
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2011 est. operating EPS of $97.98.

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/11

Exhibit M

■ Sit Investment Associates ■

S&P 500 Earnings Yield vs. 10-Year Treasury Note Yield


Data through September 30, 2011
16%
14%
12%
10%
8%
6%
4%
2%
0%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield →
← 10 Year Treas. Yield
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

Exhibit N

■ Sit Investment Associates ■

Large, Medium, and Small Cap 6-Month Price Momentum

Data through September 30, 2011


S&P 500 6-Month Price Momentum
July: 0.5% August: -8.2% September: -14.7%
% Change
40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09 11


Russell Midcap 6-Month Price Momentum
July: 1.3% August: -9.2% September: -19.2%
% Change
50 40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09 11


Russell 2000 6-Month Price Momentum
July: 2.0% August: -11.7% September: -23.6%
% Change
50 40 30 20 10 0 -10 -20 -30 -40 -50
83 85 87 89 91 93 95 97 99 01 03 05 07 09 11


NASDAQ OTC 6-Month Price Momentum
July: 2.1% August: -7.3% September: -13.1%
% Change
80 60 40 20 0 -20 -40 -60
87 89 91 93 95 97 99 01 03 05 07 09 11

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Exhibit O

■ Sit Investment Associates ■

Equity Characteristics

September 30, 2011

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2011 Projected Gain	+22.3%	+29.0%	+33.3%	+15.2%	+27.6%	+18.8%
2012 Projected Gain	+13.8%	+16.8%	+25.8%	+13.4%	+16.3%	+13.4%
5-Year Projected Growth	+13.2%	+15.7%	+17.6%	+10.2%	+12.6%	+10.7%
Dividend Yield						
Total Fund	+2.0%	+1.0%	+0.7%	+3.2%	+1.7%	+2.4%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+16.4%	+19.2%	+18.1%	+15.0%	+14.3%	+13.0%
Wtd Avg Price/Earnings Ratio [2]						
2011 Calendar P/E	15.7x	19.0x	21.5x	12.0x	17.0x	14.4x
2012 Calendar P/E	13.4x	15.9x	16.7x	10.6x	14.0x	12.1x
Median Price/Earnings Ratio [2]						
2011 Calendar P/E	13.1x	14.9x	16.0x	11.6x	14.1x	12.8x
2012 Calendar P/E	11.6x	12.8x	12.9x	10.4x	12.1x	11.0x
Average P/E-to-5-Year Earnings Growth Ratio						
2011 Calendar PEG	1.3x	1.3x	1.2x	1.5x	2.0x	1.8x
2012 Calendar PEG	1.1x	1.1x	0.9x	1.3x	1.4x	1.6x
Wtd Avg Mkt Cap ($ Million)	$73,419	$9,989	$3,746	$62,648	$88,034	$87,092

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.